April 18, 2019

Ron Millos
Chief Financial Officer
TECK RESOURCES LIMITED
Suite 3300 - 550 Burrard Street
Vancouver, B.C. V6C 0B3
Canada

       Re: TECK RESOURCES LIMITED
           Form 40-F for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-13184

Dear Mr. Millos:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2018 filed February 28, 2019

Exhibit 99.1
Annual Information Form
Description of the Business, page 16

1. We note your disclosure regarding the Sanction case with respect to the Quebrada Blanca
      Phase 2 project on page 39 of your 2018 Annual Information Form. It appears you are comparing the economics of a study with mineral reserves to the economics of a study with inferred mineral resources. Please tell us the type of study performed with respect to the cases disclosed on page 39 of your filing, for example a preliminary economic assessment, feasibility study, or other. Our understanding is that preliminary economic assessments should not be done in conjunction with feasibility studies and that the economics of these studies should not be compared. In this regard we reference Canadian
      Securities Administrators Staff Notice 43-307. Please advise.
 Ron Millos
TECK RESOURCES LIMITED
April 18, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman at 202-551-3610 or Pam Howell at 202-551-3357 if you
have questions regarding comments.



                                                          Sincerely,

FirstName LastNameRon Millos                              Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
Comapany NameTECK RESOURCES LIMITED
                                                          Mining
April 18, 2019 Page 2
cc:       Nick Uzelac
FirstName LastName